November 18, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Attention: Division of Investment Management

RE:	Hartford Life Insurance Company Separate Account Seven (“Registrant”)
	File No. 333-176151	HPRM V-A Series III
	File No. 333-174678	HPRM Foundation O-Share
	File No. 333-168988	HPRM V-A Series II
	File No. 333-159545	HPRM V-A Series I
	File No. 333-136547	HPRM Foundation II
	File No. 333-148554	Hartford Leaders Edge Series IV
Hartford Life Insurance Company Separate Account Two (“Registrant”)
	File No. 333-105253	Director Epic Plus
Hartford Life and Annuity Insurance Company Separate Account Seven (“Registrant”)
	File No. 333-176153	HPRM V-A Series III

Ladies and Gentlemen:

Pursuant to Rule 477(a) the Registrants hereby respectfully request that the above-referenced registration statements on Form N-4, be withdrawn.  The registration statements were last transmitted as follows:

File Number	Class ID	Date Last Filed	Assession Number	Reason for Request
333-176151	C000105763	April 23, 2013	0001104659-13-031512	No sales of this security and no longer any contracts in force
333-174678	C000103262	August 1, 2014	0001104659-14-055768	No sales of this security and no longer any contracts in force
333-168988	C000093062	August 1, 2014	0001104659-14-055774	No sales of this security and no longer any contracts in force
333-159545	C000078888	August 1, 2014	0001104659-14-055779	No sales of this security and no longer any contracts in force
333-136547	C000037968	August 1, 2014	0001104659-14-055781	No sales of this security and no longer any contracts in force
333-148554	C000061167	August 1, 2014	0001104659-14-055792	No sales of this security and no longer any contracts in force
333-105253	C000007129	August 1, 2014	0001104659-14-055943	No sales of this security and no longer any contracts in force
333-176153	C000105765	April 23, 2013	0001104659-13-031513	No sales of this security and no longer any contracts in force

Please do not hesitate to contact me at (860) 843-8335 if you have any questions regarding this filing.

Very truly yours,

/s/ Lisa Proch

Lisa Proch

Assistant General Counsel